UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.

(Name of Subject Company (issuer)

Sky Solar Holdings, Ltd.

(Names of Person Filing Statement)

Ordinary Shares, par value US$0.0001 per share*

(Title of Class of Securities)

83084J202 **

83084J988 **

(CUSIP Number of Class of Securities)

Qiang Zhan

Chairman of the Special Committee of the Board of Directors

Sky Solar Holdings, Ltd.

Unit 417, 4th Floor,

Tower Two Lippo Centre

89 Queensway, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

+852 3960 6548

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

David T. Zhang, Esq.

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

Tel: (+852) 3761 3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*

Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American Depositary Shares, each representing twenty ordinary shares, par value $0.0001 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission on July 20, 2020 and subsequently amended on August 18, 2020 and September 2, 2020, in the name of Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), at the direction of the special committee of the Company’s board of directors. This Amendment relates to an offer by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands, to purchase all of the issued and outstanding ordinary shares of the Company (“Ordinary Shares”), including all Ordinary Shares represented by American depositary shares (each, an “ADS”), not owned by the Offeror Group (as defined in the Schedule 14D-9) (as well as 600,000 ADSs owned by Kai Ding, and 146,499 ADSs owned by TCL Transportation Holdings Limited), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (as amended, the “Offer to Purchase”) and in the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal”) (the Offer to Purchase, the Share Letter of Transmittal and the ADS Letter of Transmittal, together with any amendments or supplements thereto, collectively the “Offer”).

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is hereby expressly incorporated by reference. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements,” as follows:

“Final Results of the Offer

On September 9, 2020, the Offeror Group filed an Amendment No. 5 to the Schedule TO (“Amendment No. 5 to Schedule TO”) announcing, among other things:

(i) that the Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of September 8, 2020 (“Expiration Date”), and the Tender Agent (as defined in the Offer) had advised the Offeror Group that as of immediately prior to the end of the Expiration Date, a total of 76,070,636 Ordinary Shares (including Ordinary Shares represented by ADSs) had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 18.1% of the 419,546,494 outstanding Ordinary Shares of the Company;

(ii) that Notices of Guaranteed Delivery had been delivered for 8,523,620 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 2.0% of the outstanding Ordinary Shares of the Company;

(iii) that the Minimum Condition had been satisfied, and all other conditions to the Offer had been satisfied or waived;

(iv) that promptly after the Expiration Date, Purchaser had entered into the Loan Facility (as defined in the Offer) and had accepted for payment all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the Offer; and

(v) that the Offeror Group was monitoring the Winding Up Petition closely and intended to effect the Merger as promptly as practicable once the Winding Up Petition and any order or resolution to wind up the Company (collectively, “Winding Up Proceedings”) are no longer outstanding or in effect, and Parent intended to cause all ADSs to be delisted from Nasdaq and Ordinary Shares deregistered under the Securities Exchange Act of 1934 (as amended).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2020

SKY SOLAR HOLDINGS, LTD.

By:	/s/ Qiang Zhan
Name: Qiang Zhan
Title: Chairman of the Special Committee of the Board of Directors

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